REPUBLIC AUTOMOTIVE PARTS, INC.         Contact:  Donald B. Hauk
500 Wilson Pike Circle                            Executive Vice President
Brentwood, Tennessee  37027                       (615) 373-2050, Ext. 117


     KEYSTONE AUTOMOTIVE INDUSTRIES, INC. SIGNS MERGER AGREEMENT
                WITH REPUBLIC AUTOMOTIVE PARTS, INC.

POMONA, Ca. and BRENTWOOD, Tn. (Feb. 18, 1998) Keystone Automotive Industries, Inc. (Nasdaq/NM:KEYS) ("Keystone") and Republic Automotive Parts, Inc. (Nasdaq/NM:RAUT) ("Republic") today jointly announced that they have entered into a definitive merger agreement pursuant to which Keystone will acquire Republic.

     Under the terms of the agreement, Keystone will issue 0.8 of a share of its common stock in exchange for each share of Republic's common stock. This will involve the issuance of a total of approximately 2.9 million Keystone common shares. Currently, Keystone has approximately 14.6 million shares of common stock outstanding.

     The transaction, which has been approved unanimously by the board of directors of each company, is intended to qualify as a tax-free reorganization. The merger agreement is subject to certain regulatory approvals as well as approval by the shareholders of each company at special meetings expected to be held within the next 90 days. Closing of the merger is expected during the second quarter of 1998.

     For the nine months ended September 30, 1997, Republic reported revenues of $146.2 million and a net income of $3.2 million.

     Charles J. Hogarty and Keith M. Thompson, chief executive officers of Keystone and Republic,respectively, jointly commented, "We are extremely pleased to announce this merger agreement. By combining Keystone and Republic, we will take an important strategic step toward forming a nationwide system for distributing automotive collision repair parts. Republic's focus on the Southeast and Southwest fits well geographically with Keystone's current system. The merger will extend the Keystone network into 16 additional cities, and we will have the opportunity to broaden the product line that Republic has previously marketed in those locations. Equally important, we expect to be able to build stronger working relationships with suppliers in consideration of our enhanced competitive position."

     Through its Fenders & More division, Republic operates 23 collision repair parts distribution centers primarily located in the southeastern United States and Texas. Republic also operates 11 traditional automotive parts distribution centers which, through a chain of company-owned and independent parts jobbers, service a customer base consisting primarily of professional installers of auto parts such as mechanical repair shops, auto dealers, brake and muffler shops, body repair shops and, to a lesser extent, the do-it-yourself market.

     Keystone distributes its products in the United States primarily to collision repair shops through its 86 service centers, of which 13 serve as regional hubs. Its product lines consist of automotive body parts, bumpers, autoglass and remanufactured alloy wheels, as well as paint and other materials used in repairing a damaged vehicle. These products comprise more than 19,000 stock keeping units that are sold to more than 24,000 repair shops throughout the nation.